October 24, 2024

Katherine Ramundo
Chief Legal Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin 2, Ireland

       Re: Aptiv PLC
           Preliminary Proxy Statement on Schedule 14A
           Filed October 15, 2024
           File No. 001-35346
Dear Katherine Ramundo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing